Mail Stop 3720

February 28, 2006

Cezar Martinez
Treasurer and Chief Financial Officer
Spantel Communications, Inc
5192 10th Avenue North, Suite D
Lake Worth, FL 33463

 Re: Spantel Communications, Inc
      Form 10-KSB for Fiscal Year Ended December 31, 2004
   Filed April 29, 2005

   Form 10-Q for Fiscal Quarter Ended March 31, 2005
   File No. 0-25124

Dear Mr. Martinez:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director
 [CC: Neil S. Baritz, council]